DEGOLYER AND MACNAUGHTON
Canada Limited
311 – 6th Avenue SW, Suite 1430
Energy Plaza, East Tower
Calgary, Alberta, Canada T2P 3H2

TELEPHONE
(403) 266-8680
FAX
(403) 266-1887

February 14, 2012

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Autorité des marchés financiers
Ontario Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Superintendent of Securities (Newfoundland and Labrador)

Re: TransGlobe Energy Corporation (the "Corporation") – (the "Prospectus") Short Form Prospectus Dated February 14, 2012

Dear Sirs,

We hereby consent to the reference to our firm name and to the use of our report entitled "Appraisal Report as of December 31, 2011 on Certain Properties owned by TransGlobe Energy Corporation in Egypt and Yemen", dated January 10, 2012, evaluating the oil, natural gas and natural gas liquids reserves and the present worth values of those reserves attributable to the properties of the Corporation (the "Report") in the above-referenced Prospectus.

We have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained therein derived from our Report or that is within our knowledge as a result of the services we provided in preparing the Report.

Very truly yours,

Colin P. Outtrim, P.Eng
President
DeGolyer and MacNaughton
Canada Limited

CPO/jm
encl.